                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

1. Press release dated July 25, 2006.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        METALINK LTD.

Date: July 25, 2006                                     By: /s/ Yuval Ruhama
                                                        --------------------
                                                        Yuval Ruhama
                                                        Chief Financial Officer

Yuval Ruhama                                    Mor Abraham
CFO                                             Marketing Communications Manager
Metalink Ltd.                                   Metalink Ltd.
Tel: 972-9-9605395                              Tel:  972-9-9605406
Fax: 972-9-9605544                              Fax:  972-9-9605544
yuvalr@metalinkbb.com                           amor@metalinkbb.com

               METALINK REPORTS RESULTS FOR SECOND QUARTER OF 2006

YAKUM, ISRAEL, JULY 25, 2006 - Metalink Ltd. (NASDAQ: MTLK), a provider of high-performance wireless and wireline broadband communication silicon solutions, today announced results for the second quarter ended June 30, 2006.

FINANCIAL RESULTS

Revenues for the second quarter were $3.5 million, an increase of 20% compared to $2.9 million recorded in the second quarter of 2005. Net loss for the quarter improved by 4.2% on a year-over-year basis to $4.3 million, or $(0.22) per share, compared to a net loss of $4.5 million, or $(0.23) per share, in the second quarter of 2005. Net loss for the second quarter of 2006 includes stock-based compensation expenses of $0.3 million recorded as a result of the adoption of SFAS 123(R). Metalink's cash, cash equivalents short and long-term investments at the end of the second quarter of 2006 were $33.3 million compared to $35.2 million at the end the first quarter of 2006.

For the first six months of 2006, revenues were $6.6 million compared to $6.0 million for the first half of 2005. Net loss for the period was $8.4 million, or
$(0.43) per share, compared to a net loss of $9.8 million, or $(0.51) per share for the first six months of 2005.

HIGHLIGHTS OF THE SECOND QUARTER RELATED TO METALINK'S CONSUMER ELECTRONICS
(CE)-GRADE 802.11N WLANPLUS(TM):

     o Strategic partnership established with Philips Electronics, Europe's largest consumer electronics manufacturer; joint product demonstration at
Computex 2006 in Taiwan.

     o Joint product demonstration with LG Electronics, one of the world's leading electronics companies, at KCTA in Korea.

     o Integrated products demonstration with Haier, the world's fourth largest home appliance manufacturer and the leading Chinese manufacturer of household electrical appliances, at SINOCES in China.

     o Engagements with numerous additional strategic partners and customers for the introduction of products enabling multiple High Definition video streaming over wireless 802.11n networks, to be announced in the near future.

Commenting on the results, Metalink's Chairman and CEO, Tzvika Shukhman, said,
"We are excited by the strategic progress we have made this quarter towards becoming the dominant provider of silicon solutions designed to enable a new experience of wirelessly-connected digital home entertainment. Our growing number of customers, including consumer electronic giants such as Haier,
Renesas, Philips and LG, is further validation of our growing leadership position.

The opportunity we are facing is huge: according to market research and customer feedback, it could be in the ballpark of tens of millions of units starting in
2007. Our customers are positioning themselves to capture a significant part of this market by addressing its critical requirements. These include support of the 5Ghz frequency band and the achievement of the very challenging performance
`sweet spot' -- the delivery of 60 Mbps effective throughput to a distance of at least 60 feet. We are excited to learn from our customers and partners that these critical requirements are not addressed in the current offerings of our competitors.

"Our accomplishments in this exciting market have made us more optimistic than ever that our leadership of the 5Ghz CE-grade 802.11n market segment will develop into an engine for rapid growth for Metalink during 2007, and will drive strong profitability for the Company over the long term," concluded Mr.
Shukhman.

METALINK'S SECOND QUARTER 2006 CONFERENCE CALL will be broadcast "live" in listen-only mode via its website on Tuesday, July 25th, 2006 at 9:00 AM (EDT).

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink aims to redefine the home broadband experience by introducing
WLANPLUS(TM) - a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n draft standardization, WLANPLUS enables room-to-room networking of multiple high-definition video streams.

WLANPLUS has already been adopted by major consumer electronics semiconductor companies, and has also been designed into advanced products by worldwide leading manufacturers.

Metalink's DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink's VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure. Metalink's chipsets are deployed in millions of DSL lines by leading service providers worldwide.

Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in Atlanta (US), South Korea, and Japan as well as offices in China. Further information is available at http://www.metalinkbb.com

                                       ###

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (Tables follow)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                               JUNE 30,          DECEMBER 31,
                                                                             ------------        ------------
                                                                                 2006                2005
                                                                             ------------        ------------
                                                                             (UNAUDITED)
                                                                             ------------
                                                                                      (IN THOUSANDS)
                                                                             --------------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                  $      2,865        $      7,134
  Short-term investments                                                           18,259              20,142
  Trade accounts receivable                                                         2,670               2,880
  Other receivables                                                                 1,653               1,498
  Prepaid expenses                                                                    927                 695
  Inventories                                                                       3,496               4,250
                                                                             ------------        ------------
       Total current assets                                                        29,870              36,599
                                                                             ------------        ------------

LONG-TERM INVESTMENTS                                                              12,159              10,589
                                                                             ------------        ------------

SEVERANCE PAY FUND                                                                  1,836               1,802
                                                                             ------------        ------------

PROPERTY AND EQUIPMENT, NET                                                         3,309               3,863
                                                                             ============        ============
                                                                             $     47,174        $     52,853
                                                                             ============        ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                     $      1,656        $      1,639
  Other payables and accrued expenses                                               5,076               3,862
                                                                             ------------        ------------
       Total current liabilities                                                    6,732               5,501
                                                                             ------------        ------------

ACCRUED SEVERANCE PAY                                                               2,883               2,747
                                                                             ------------        ------------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding - 20,532,567 and 20,358,373 shares
    as of June 30, 2006 and December 31, 2005, respectively)                          611                 607
  Additional paid-in capital                                                      132,105             130,810
  Deferred stock compensation                                                           -                  (6)
  Accumulated other comprehensive loss                                               (174)               (228)
  Accumulated deficit                                                             (85,098)            (76,693)
                                                                             ------------        ------------
                                                                                   47,444              54,490
                                                                             ------------        ------------

  Treasury stock, at cost; 898,500 as of
     June 30, 2006 and December 31, 2005                                           (9,885)             (9,885)
                                                                             ------------        ------------
       Total shareholders' equity                                                  37,559              44,605
                                                                             ============        ============
                                                                             $     47,174        $     52,853
                                                                             ============        ============

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                          JUNE 30,                                JUNE 30,
                                              --------------------------------        --------------------------------
                                                  2006                2005                2006                2005
                                              ------------        ------------        ------------        ------------
                                                        (UNAUDITED)                             (UNAUDITED)
                                              --------------------------------        --------------------------------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenues                                      $      3,540        $      2,949        $      6,614        $      5,950
Cost of revenues:
Costs and expenses                                   1,864               1,634               3,333               3,155
Royalties to the Government of Israel                  104                  79                 199                 150
                                              ------------        ------------        ------------        ------------
Total cost of revenues                               1,968               1,713               3,532               3,305
                                              ============        ============        ============        ============

GROSS PROFIT                                         1,572               1,236               3,082               2,645
                                              ------------        ------------        ------------        ------------

Operating expenses:
Gross research and development                       5,253               4,882              10,114              10,226
Less - Royalty bearing and other grants                835                 806               1,468               1,741
                                              ------------        ------------        ------------        ------------
Research and development, net                        4,418               4,076               8,646               8,485
                                              ------------        ------------        ------------        ------------

Selling and marketing                                1,267               1,518               2,498               3,253
General and administrative                             511                 453                 972               1,304
Non-cash compensation                                    -                   3                   -                  12
                                              ------------        ------------        ------------        ------------
Total operating expenses                             6,196               6,050              12,116              13,054
                                              ============        ============        ============        ============

OPERATING LOSS                                      (4,624)             (4,814)             (9,034)            (10,409)

Financial income, net                                  305                 305                 629                 617
                                              ------------        ------------        ------------        ------------

NET LOSS                                      $     (4,319)       $     (4,509)       $     (8,405)       $     (9,792)
                                              ============        ============        ============        ============

Loss per ordinary share:
Basic                                         $      (0.22)       $      (0.23)       $      (0.43)       $      (0.51)
                                              ============        ============        ============        ============

Diluted                                       $      (0.22)       $      (0.23)       $      (0.43)       $      (0.51)
                                              ============        ============        ============        ============

Shares used in computing loss per
ordinary share:
Basic                                           19,608,626          19,300,303          19,571,681          19,288,850
                                              ============        ============        ============        ============

Diluted                                         19,608,626          19,300,303          19,571,681          19,288,850
                                              ============        ============        ============        ============